UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities and Exchange Act of 1934

Commission File Number 1-9913

Kinetic Concepts, Inc.
 (Exact name of registrant as specified in its charter)

8023 Vantage Drive,
San Antonio, TX 78230
(210) 524-9000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

9 5/8% Senior Subordinated Notes due 2007, Series B
 (Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                  (x)                  Rule 12h-3(b)(1)(i)       (x)
Rule 12g-4(a)(1)(ii)                 ( )                  Rule 12h-3(b)(1)(ii)      ( )
Rule 12g-4(a)(2)(i )                 ( )                  Rule 12h-3(b)(2)(i)       ( )
Rule 12g-4(a)(2)(ii)                 ( )                  Rule 12h-3(b)(2)(ii)      ( )
                                                                     Rule 15d-6                    ( )

Approximate number of holders of record as of the certification or notice date: 44

          Pursuant to the requirements of the Securities Exchange Act of 1934, Kinetic Concepts, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2002                               By: /S/ Dennert O. Ware
                                                                               Dennert O. Ware
                                                                               President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be naturally signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.